UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                           BALLARD POWER SYSTEMS INC.
          -----------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
          -----------------------------------------------------------
                         (Title of Class of Securities)


                                   05858H 10 4
          -----------------------------------------------------------
                                 (CUSIP Number)


       Michael Winkler                            Holly E. Leese
      DaimlerChrysler AG              DaimlerChrysler North America Holding
       Epplestrasse 225                            Corporation
       70546 Stuttgart                         1000 Chrysler Drive
           Germany                      Auburn Hills, Michigan 48362-2766
   Tel: 011-49-711-17-22930                    Tel: (248) 512-3984


         -------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                               January 12, 2005
         -------------------------------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 8 Pages


CUSIP NO.  058584 10 4

--------------------------------------------------------------------------------
1 Name of Reporting Person/I.R.S. Identification No. of above persons (entities only)

        DaimlerChrysler AG
--------------------------------------------------------------------------------
2       Check the Appropriate box if a member of a group                (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC use only

--------------------------------------------------------------------------------
4       Source of funds (See Instructions)

        WC, OO
--------------------------------------------------------------------------------
5       Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6       Citizenship or place of organization

        Federal Republic of Germany
--------------------------------------------------------------------------------
                               7    Sole voting power

                                    20,538,503
                            ----------------------------------------------------
                               8    Shared voting power
         NUMBER OF
          SHARES                    1,547,489
     BENEFICIALLY OWNED     ---------------------------------------------------
      BY EACH REPORTING        9    Sole dispositive power
          PERSON
           WITH                     20,538,503
                            ---------------------------------------------------
                               10   Shared dispositive power

                                    1,547,489
--------------------------------------------------------------------------------
11      Aggregate amount beneficially owned by each reporting person

        22,085,992
--------------------------------------------------------------------------------
12      Check box if the aggregate amount in row (11) excludes certain shares (See Instructions)
                                                                            [_]
--------------------------------------------------------------------------------
13      Percent of class represented by amount in row (11)

        17.9%
--------------------------------------------------------------------------------
14      Type of reporting person (See Instructions)

        CO
--------------------------------------------------------------------------------

                                                             Page  3 of 8 Pages


CUSIP NO.  058584 10 4

--------------------------------------------------------------------------------
1 Name of Reporting Person/I.R.S. Identification No. of above persons (entities only)

        DaimlerChrysler North America Holding Corporation
        IRS Identification Number: 22-1760935
--------------------------------------------------------------------------------
2       Check the Appropriate box if a member of a group                (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC use only

--------------------------------------------------------------------------------
4       Source of funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6       Citizenship or place of organization

        Delaware
--------------------------------------------------------------------------------
                               7    Sole voting power

                                    -0-
                            ----------------------------------------------------
                               8    Shared voting power
          NUMBER OF
           SHARES                   1,547,489
      BENEFICIALLY OWNED    ---------------------------------------------------
       BY EACH REPORTING       9    Sole dispositive power
           PERSON
            WITH                    -0-
                            ---------------------------------------------------
                               10   Shared dispositive power

                                    1,547,489
--------------------------------------------------------------------------------
11      Aggregate amount beneficially owned by each reporting person

        1,547,489
--------------------------------------------------------------------------------
12      Check box if the aggregate amount in row (11) excludes certain shares (See Instructions)
                                                                            [_]
--------------------------------------------------------------------------------
13      Percent of class represented by amount in row (11)

        1.3%
--------------------------------------------------------------------------------
14      Type of reporting person (See Instructions)

        CO
--------------------------------------------------------------------------------

                                                              Page 4 of 8 Pages


This Amendment No. 2 amends and corrects the Statement on Schedule 13D filed on December 10, 2001 ("Schedule 13D") by DaimlerChrysler AG ("DaimlerChrysler") and DaimlerChrysler North America Holding Corporation ("DCNAH," and with DaimlerChrysler, the "Reporting Persons"), as amended by Amendment No. 1 to the
Schedule 13D filed on January 19, 2005 ("Amendment No. 1") with respect to the Common Shares of Ballard Power Systems Inc., a Canadian corporation.

ITEM 2 - IDENTITY AND BACKGROUND

The second paragraph of Item 2 in Amendment No. 1 is hereby amended and restated by deleting it in its entirety and substituting the following:

"DaimlerChrysler is a manufacturing company engaged in the development, manufacture, distribution and sale of a wide range of automotive products. DCNAH is a holding company owning all of DaimlerChrysler's North American subsidiaries. DaimlerChrysler's "seat" (essentially the equivalent of principal place of business under U.S. law) and principal executive offices are located at Epplestrasse 225, 70567 Stuttgart, Germany. DCNAH's principal place of business and principal executive offices are located at 1000 Chrysler Drive, Auburn Hills, Michigan, 48326-2766."

Information concerning the name, business address, principal occupation and citizenship of the Board of Management of DaimlerChrysler contained in Exhibit 1 to Amendment No. 1 is hereby amended and restated by deleting it in its entirety and substituting the following:

"2. BOARD OF MANAGEMENT

NAME AND BUSINESS ADDRESS                PRINCIPAL OCCUPATION                                        CITIZENSHIP
-------------------------                --------------------                                        -----------
Prof. Jurgen E. Schrempp                 Chairman of the Board of Management                            German
Epplestrasse 225
70567 Stuttgart
Germany

Dr. rer. pol. Eckard Cordes              Board of Management Member                                     German
Epplestrasse 225
70567 Stuttgart
Germany

Guenther Fleig                           Board of Management Member                                     German
Epplestrasse 225
70567 Stuttgart
Germany

Dr. phil. Rudiger Grube                  Board of Management Member                                     German
Epplestrasse 225
70567 Stuttgart
Germany

Prof. Jurgen Hubbert                     Board of Management Member                                     German
Epplestrasse 225
70567 Stuttgart
Germany

                                                              Page 5 of 8 Pages


NAME AND BUSINESS ADDRESS                PRINCIPAL OCCUPATION                                        CITIZENSHIP
-------------------------                --------------------                                        -----------
Andreas Renschler                        Board of Management Member                                     German
Epplestrasse 225
70567 Stuttgart
Germany

Thomas W. Sidlik                         Board of Management Member                                  United States
Epplestrasse 225
70567 Stuttgart
Germany

Bodo Uebber                              Board of Management Member                                     German
Epplestrasse 225
70567 Stuttgart
Germany

Dr. -Ing. Thomas Weber                   Board of Management Member                                     German
Epplestrasse 225
70567 Stuttgart
Germany

Dr. -Ing. Dieter Zetsche                 Board of Management Member                                     German
Epplestrasse 225
70567 Stuttgart
Germany

Thomas W. Lasorda                        Deputy Member of Board of Management                        United States
Epplestrasse 225
70567 Stuttgart
Germany"


ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed in connection with this Amendment No. 2 to the Schedule 13D:

Exhibit 1. Agreement of DaimlerChrysler and DCNAH to file Schedule 13D jointly, dated February 2, 2005.

                                                              Page 6 of 8 Pages


                                   SIGNATURE


After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 2, 2005.



DAIMLERCHRYSLER  AG



By: /s/ Wolfgang Bauder
    ---------------------------------
    Name:   Dr. Wolfgang Bauder
    Title:  Senior Counsel



By: /s/ Wolfgang Herb
    ---------------------------------
    Name:   Dr. Wolfgang Herb
    Title:  Associate General Counsel

                                                              Page 7 of 8 Pages


                                   SIGNATURE


After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 2, 2005.



DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION



By: /s/ Byron C. Babbish
    ---------------------------------
    Name:   Byron C. Babbish
    Title:  Assistant Secretary

                                                              Page 8 of 8 Pages


                               INDEX TO EXHIBITS

Exhibit No.       Description
-----------       -----------

     1 Agreement of DaimlerChrysler and DCNAH to file Schedule 13D jointly, dated February 2, 2005.